Mail Stop 3561

September 5, 2006

BY U.S. MAIL and FACSIMILE

Mr. Richard B. Hare
  Treasurer and Chief Financial Officer
CARMIKE CINEMAS, INC.
1301 First Avenue
Columbus, Georgia 31901

> **Re: Carmike Cinemas, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 31, 2006**
> **File No. 0-14993**

Dear Mr. Hare:

We have reviewed the above referenced filing for compliance with the requirements with respect to the Item 4.01 disclosures of the Form 8-K and have the following comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted via EDGAR, under the label "corresp," within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time.

Form 8-K

Item 4.01 Changes in Registrant's Certifying Accountants

1.   We note the disclosure of a reportable event whereby you disclose and identify four
        material weaknesses in internal controls over financial reporting. Please provide us with
        a copy of any letters or written communication to and from PricewaterhouseCoopers,
        LLP, to management, the Board of Directors or the audit committee regarding the
        significant deficiencies in internal controls.

2.   For each of the material weaknesses disclosed, tell us in detail how you accounted for the
        item in your financial statements included in the December 31, 2005 Annual Report on
        Form 10-K, and the March 31, 2006 and June 30, 2006 Quarterly Reports on Form 10-Q,
        as appropriate. Provide us with amounts involved in each transaction, if any, including
        the impact to assets, liabilities and pre-tax income (loss) for the affected periods. Tell us
        in detail the steps you have taken (or plan to take) and procedures you implemented (or
        plan to implement) to correct each of these material weaknesses.

                                          ****
        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the
        Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the
        Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

Any questions should be directed to the undersigned at (202) 551-3328.

Sincerely,

Beverly A. Singleton
Staff Accountant